EXHIBIT 21
Subsidiaries of Adams Respiratory Therapeutics, Inc.

Name:	State of Incorporation:

Adams Respiratory Operations, Inc.	Delaware

Adams Respiratory Products, Inc.	Delaware

Adams Respiratory Operations Sub, Inc.	Delaware

Hill Country Pharma, Inc.	Delaware